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                                SPX Corporation
                        13515 Ballantyne Corporate Place
                              Charlotte, NC 28277



April 18, 2002


United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     RE:      SPX Corporation
              Post-Effective Amendment No. 1 to Registration Statement on Form S-3, File No. 333-68652

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, SPX Corporation (the "Company") hereby requests that its Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-68652), filed on April 4, 2002 (the "Registration Statement"), be withdrawn, with such application to be approved effective as of the date hereof or at the earliest practical date thereafter.

     Given our discussions with the Securities and Exchange Commission, the Company is withdrawing the above-referenced Post-Effective Amendment No. 1 to the Registration Statement. The Company confirms that no securities have been issued or sold pursuant to the Post-Effective Amendment No. 1 to the Registration Statement.

                                 Very truly yours,

                                 SPX Corporation

                                 By: /s/ Patrick J. O'Leary
                                    -------------------------------
                                     Name:  Patrick J. O'Leary
                                     Title: Chief Financial Officer



cc:  Stuart Gelfond, Esq., Fried, Frank, Harris, Shriver & Jacobson